Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the Third Quarter ended September 30, 2020

SHENZHEN, China, November 20, 2020—500.com Limited (NYSE: WBAI) (“500.com,” “the Company,” “we,” “us,” “our company,” or “our”), an online sports lottery service provider in China, today reported its unaudited financial results for the third quarter ended September 30, 2020.

Resumption of Operations in Sweden

The Multi Group (“TMG”), a Malta-based subsidiary of the Company, has temporarily suspended its operations in Sweden in early 2020 as TMG did not complete the renewal of its e-Gaming license before it expired. The Company promptly issued a Current Report on Form 6-K dated January 13, 2020 regarding this situation, and provided an update through another Current Report on Form 6-K dated February 20, 2020. After submitting all the application materials and maintaining close communication with Sweden’s e-Gaming regulatory authority, TMG completed the renewal process and resumed its operations in Sweden in September 2020. The Company’s revenues for the third quarter ended September 30, 2020 have been, and for the fiscal year of 2020 are expected to be, materially and adversely impacted by the temporary suspension of TMG’s operations in Sweden. Revenue generated by TMG accounted for approximately 89.7% of the Company’s total net revenues for the fiscal year ended December 31, 2019, of which approximately 61.3% was generated from Sweden.

Completion of Internal Investigation

On December 31, 2019, the Company announced that its Board of Directors (the “Board”) had formed a Special Investigation Committee (the “SIC”) to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant (also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office. On January 16, 2020, the Company announced that the SIC had retained King & Wood Mallesons LLP (“KWM”) as its legal advisor to assist with its internal investigation.

On October 7, 2020, the Company announced that the SIC of the Company’s Board completed its internal investigation.

KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC has concluded that it did not find a sufficient basis to establish a violation of the US Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC has also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company has updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

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Annual Report on Form 20-F for the Fiscal Year ended December 31, 2019

The Company previously filed a Form 12b-25 with the SEC on June 15, 2020 for late filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”), pursuant to which the 2019 Annual Report was due to be filed by June 30, 2020. The Company expects to file the 2019 Annual Report (i) upon completion of the previously announced internal investigation being conducted by the SIC of the Company’s Board, with the assistance of KWM, (ii) once the Company’s financial statements for the fiscal year ended December 31, 2019 are finalized, (iii) once the Company has completed the assessment of the effectiveness of its internal control over financial reporting as of December 31, 2019, and (iv) once the Company’s independent registered public accounting firm has completed its audit of financial statements and internal control over financial reporting as of December 31, 2019.

The Company also reports that on July 1, 2020, the Company received an expected notice from New York Stock Exchange (“NYSE”) Regulation stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company’s failure to timely file the 2019 Annual Report with the SEC. As required by the notice, (a) a representative of the Company contacted the NYSE on July 1, 2020 to discuss the status of the 2019 Annual Report, and (b) the Company is issuing this press release, disclosing the status of the 2019 Annual Report, noting the delay and the reason for the delay, as mentioned above. The anticipated filing date of the 2019 Annual Report is not known at this time.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the 2019 Annual Report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual.

The Company intends to meet the filing deadline of six months from the filing due date of the 2019 Annual Report, or December 31, 2020.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Third Quarter 2020 Highlights

•	Net revenues were RMB6.1 million (US$0.9 million), compared with net revenues of RMB3.6 million for the second quarter of 2020, and net revenues of RMB9.8 million for the third quarter of 2019.

•

Operating loss was RMB50.2 million (US$7.4 million), compared with operating loss of RMB52.3 million for the second quarter of 2020, and operating loss of RMB98.4 million for the third quarter of 2019.

•	Non-GAAP[1] operating loss was RMB37.6 million (US$5.5 million), compared with non-GAAP operating loss of RMB33.7 million for the second quarter of 2020, and non-GAAP operating loss of RMB52.3 million for the third quarter of 2019.

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•	Net loss attributable to 500.com was RMB44.0 million (US$6.5 million), compared with net loss attributable to 500.com of RMB86.3 million for the second quarter of 2020, and net loss attributable to 500.com of RMB95.8 million for the third quarter of 2019.

•	Non-GAAP net loss attributable to 500.com was RMB31.6 million (US$4.7 million), compared with non-GAAP net loss attributable to 500.com of RMB34.0 million for the second quarter of 2020, and non-GAAP net loss attributable to 500.com of RMB49.7 million for the third quarter of 2019.

•	Basic and diluted losses per ADS were RMB1.02 (US$0.15).

•	Non-GAAP basic and diluted losses per ADS were RMB0.73 (US$0.11).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of acquired intangible assets, impairment of goodwill, impairment of long-term investments and deferred tax benefit relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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Third Quarter 2020 Financial Results

Net Revenues

Net revenues were RMB6.1 million (US$0.9 million) for the third quarter of 2020, representing a decrease of RMB3.7 million or 37.8% from RMB9.8 million for the third quarter of 2019 and an increase of RMB2.5 million or 69.4% from RMB3.6 million for the second quarter of 2020. Net revenues during the third quarter of 2020 primarily consisted of RMB3.3 million (EUR0.4 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 54.1% of total net revenues. The year-over-year decrease was mainly attributable to a decrease of RMB6.0 million resulting from the temporary suspension of operations in Sweden in 2020, which was partially offset by an increase of RMB2.8 million in sports information services in China started in early 2020.

Operating Expenses

Operating expenses were RMB56.2 million (US$8.3 million) for the third quarter of 2020, representing a decrease of RMB23.0 million or 29.0% from RMB79.2 million for the third quarter of 2019, and an increase of RMB1.1 million or 2.0% from RMB55.1 million for the second quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB19.0 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and the termination of office leases in Hong Kong and Japan due to closure of subsidiaries’ local offices , a decrease of RMB10.3 million in expenses for employees as a result of decrease in headcount, a decrease of RMB6.8 million mainly in amortization associated with full impairment of acquired intangible assets in 2019, a decrease of RMB2.6 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB2.2 million in travelling expenses, a decrease of RMB1.3 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, a decrease of RMB1.2 million in office expenses, a decrease of RMB2.2 million in lottery insurance costs for TMG associated with the temporary suspension of its online lottery and online casino operations in Sweden, and a decrease of RMB1.7 million in platform service costs, which were partially offset by an increase of RMB18.8 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen, an increase of RMB4.4 million in consulting expenses, and an increase of RMB1.6 million for bad debt provision of receivables. The sequential increase was mainly due to an increase of RMB17.8 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen, an increase of RMB3.3 million in consulting expenses, and an increase of RMB1.8 million for bad debt provision of receivables, which were partially offset by a decrease of RMB14.7 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen, a decrease of RMB6.0 million in share-based compensation expenses associated with share options granted to the Company’s employees, and a decrease of RMB0.6 million in lottery insurance costs for TMG.

Cost of services was RMB3.8 million (US$0.6 million) for the third quarter of 2020, representing a decrease of RMB12.3 million or 76.4% from RMB16.1 million for the third quarter of 2019, and a slight decrease of RMB0.8 million or 17.4% from RMB4.6 million for the second quarter of 2020. The year-over-year decrease was mainly attributable to a decrease of RMB6.8 million in amortization mainly associated with full impairment of acquired intangible assets in 2019, a decrease of RMB2.2 million in lottery insurance costs for TMG associated with the temporary suspension of its online lottery and online casino operations in Sweden, a decrease of RMB1.7 million in platform service costs, and a decrease of RMB0.7 million in office expenses. The sequential decrease was mainly attributable to a decrease of RMB0.6 million in lottery insurance costs for TMG.

Sales and marketing expenses were RMB4.2 million (US$0.6 million) for the third quarter of 2020, representing a decrease of RMB4.8 million or 53.3% from RMB9.0 million for the third quarter of 2019, and a slight decrease of RMB0.8 million or 16.0% from RMB5.0 million for the second quarter of 2020. The year-over-year decrease was mainly attributable to a decrease of RMB2.8 million in expenses for employees, a decrease of RMB1.3 million in marketing and promotional expenses relating to a change in TMG’s marketing strategy, and a decrease of RMB0.5 million in travelling expenses, which were partially offset by an increase of RMB0.4 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential decrease was mainly due to a decrease of RMB0.3 million in share-based compensation expenses associated with share options granted to the Company’s employees.

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General and administrative expenses were RMB46.4 million (US$6.8 million) for the third quarter of 2020, representing an increase of RMB3.3 million or 7.7% from RMB43.1 million for the third quarter of 2019, and an increase of RMB11.0 million or 31.1% from RMB35.4 million for the second quarter of 2020. The year-over-year increase was mainly due to an increase of RMB19.1 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen, an increase of RMB4.6 million in consulting expenses, and an increase of RMB1.6 million for bad debt provision of receivables, which were partially offset by a decrease of RMB10.3 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and the termination of office leases in Hong Kong and Japan due to closure of the subsidiaries’ local offices , a decrease of RMB6.3 million in expenses for employees, a decrease of RMB3.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, and a decrease of RMB1.7 million in travelling expenses. The sequential increase was mainly due to an increase of RMB18.2 million mainly in depreciation associated with leasehold improvements for the partial termination of office lease in Shenzhen, an increase of RMB3.4 million in consulting expenses, and an increase of RMB1.8 million for bad debt provision of receivables, which were partially offset by a decrease of RMB7.4 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and a decrease of RMB4.6 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Service development expenses were RMB1.8 million (US$0.3 million) for the third quarter of 2020, representing a decrease of RMB9.3 million or 83.8% from RMB11.1 million for the third quarter of 2019, and a decrease of RMB8.3 million or 82.2% from RMB10.1 million for the second quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB8.5 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and a decrease of RMB1.2 million in expenses for employees, which were partially offset by an increase of RMB0.5 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential decrease was mainly due to a decrease of RMB7.2 million in rental expenses mainly resulting from the partial termination of office lease in Shenzhen and a decrease of RMB1.1 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Impairments of Goodwill and Acquired Intangible assets

The impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by TMG’s temporary suspension of its operations in Sweden.

Impairment of goodwill was RMB30.9 million for the third quarter of 2019. There was no additional impairment of goodwill for the second and third quarters of 2020 as the related goodwill and intangible assets were fully impaired as of December 31, 2019.

Operating Loss

Operating loss was RMB50.2 million (US$7.4 million) for the third quarter of 2020, compared with operating loss of RMB98.4 million for the third quarter of 2019, and operating loss of RMB52.3 million for the second quarter of 2020. The year-over-year decrease was mainly due to (i) an impairment provision of RMB30.9 million provided for goodwill during the third quarter of 2019, there was no such impairment during the third quarter of 2020, and (ii) a decrease of RMB23.0 million in operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB3.7 million in revenue.

Non-GAAP operating loss was RMB37.6 million (US$5.5 million) for the third quarter of 2020, compared with non-GAAP operating loss of RMB52.3 million for the third quarter of 2019, and non-GAAP operating loss of RMB33.7 million for the second quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB20.4 million in Non-GAAP operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB3.7 million in revenue.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB44.0 million (US$6.5 million) for the third quarter of 2020, compared with net loss attributable to 500.com of RMB95.8 million for the third quarter of 2019, and net loss attributable to 500.com of RMB86.3 million for the second quarter of 2020. The year-over-year decrease was mainly due to (i) an impairment provision of RMB30.9 million provided for goodwill during the third quarter of 2019, there was no such impairment for the third quarter of 2020, and (ii) a decrease of RMB23.0 million in operating expenses due to cost reduction measures implemented by management, which were partially offset by a decrease of RMB3.7 million in revenue. The sequential decrease was mainly due to (i) an impairment provision of RMB33.7 million provided for long-term investment in Loto Interactive Limited during the second quarter of 2020, which was calculated based on the last reported sale price on June 30, 2020, there was no such impairment for the third quarter of 2020, (ii) a decrease of RMB6.0 million in share-based compensation expenses associated with share options granted to the Company’s employees, and (iii) an increase of RMB2.5 million in revenue.

Non-GAAP net loss attributable to 500.com was RMB31.6 million (US$4.7 million) for the third quarter of 2020, compared with non-GAAP net loss attributable to 500.com of RMB49.7 million for the third quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB34.0 million for the second quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB20.4 million in Non-GAAP operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB3.7 million in revenue. The sequential decrease was mainly attributable to an increase of RMB2.5 million in revenue.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of September 30, 2020, the Company had cash and cash equivalents of RMB278.4 million (US$41.0 million), restricted cash2 of RMB2.4 million (US$0.4 million), time deposit3 of RMB0.2 million and short-term investment4 of RMB50.0 million (US$7.4 million), compared with cash and cash equivalents of RMB295.5 million, restricted cash of RMB4.6 million, time deposits of RMB0.2 million and short-term investments of RMB50.0 million as of June 30, 2020.

Prepayments and Other Current Assets

As of September 30, 2020, the balance of prepayment and other current assets was RMB23.5 million (US$3.5 million), compared with RMB24.9 million as of June 30, 2020. The balance as of September 30, 2020 mainly included: (i) the current portion of deferred expenses of RMB3.1 million (US$0.5 million); (ii) receivables from third party payment providers of RMB1.5 million (US$0.2 million); (iii) deposit receivables of RMB0.5 million (US$0.1 million); (iv) receivables of consideration from disposal of subsidiaries of RMB0.5 million (US$0.1 million); (v) deductible value added input tax of RMB11.7 million (US$1.7 million); and (vi) other receivables of RMB6.2 million (US$0.9 million).

2 Restricted cash represents: (i) government grants received but pending final clearance; and (ii) deposits in merchant banks yet to be withdrawn.

3 Time deposit represents deposits in commercial banks with original maturities of greater than three months but less than a year.

4 Short-term investment represents investments in structured financial products provided by financial institutions in the PRC with an initial maturity of six months.

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Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7896 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020, and all translations from Renminbi to Euros were made at the exchange rate of RMB7.9038 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2020.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	361,220	278,391	41,003
Restricted cash	4,576	2,437	359
Time deposits	23,849	200	29
Short-term investments	-	50,000	7,364
Amounts due from related parties	10,401	560	82
Prepayments and other current assets	30,280	23,467	3,456
Total current assets	430,326	355,055	52,293

Non-current assets:
Property and equipment, net	64,112	22,828	3,362
Intangible assets, net	4,505	2,765	407
Deposits	5,388	1,516	223
Long-term investments	152,954	110,336	16,251
Right-of-use assets	36,607	6,327	932
Other non-current assets	1,887	1,664	245
Total non-current assets	265,453	145,436	21,420

TOTAL ASSETS	695,779	500,491	73,713

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	6,879	21	3
Accrued expenses and other current liabilities	51,398	57,157	8,418
Income tax payable	2,213	547	81
Operating lease liabilities - current	16,672	3,802	560
Total current liabilities	77,162	61,527	9,062

Non-current liabilities:
Long-term payables	2,965	604	89
Deferred tax liabilities	59	-	-
Operating lease liabilities - non-current	31,675	2,989	440
Total non-current liabilities	34,699	3,593	529

TOTAL LIABILITIES	111,861	65,120	9,591

Redeemable noncontrolling interest	14,849	-	-

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2019 and September 30, 2020; 420,001,792 and 430,014,792 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively	145	148	22
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2019 and September 30, 2020; 10,000,099 and 99 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively	6	3	-
Additional paid-in capital	2,547,293	2,583,689	380,536
Treasury shares	(143,780)	(143,780)	(21,177)
Accumulated deficit	(1,960,692)	(2,127,811)	(313,393)
Accumulated other comprehensive income	141,484	136,278	20,072
Total 500.com Limited shareholders’ equity	584,456	448,527	66,060
Noncontrolling interests	(15,387)	(13,156)	(1,938)
Total shareholders' equity	569,069	435,371	64,122

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	695,779	500,491	73,713

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	9,763	3,648	6,145	905

Operating costs and expenses:
Cost of services	(16,096)	(4,616)	(3,824)	(563)
Sales and marketing expenses	(8,980)	(4,998)	(4,158)	(612)
General and administrative expenses	(43,080)	(35,373)	(46,401)	(6,834)
Service development expenses	(11,072)	(10,070)	(1,840)	(271)
Total operating expenses	(79,228)	(55,057)	(56,223)	(8,280)
Other operating income	1,233	453	487	72
Government grant	264	172	246	36
Other operating expenses	465	(1,553)	(892)	(131)
Impairment of goodwill	(30,916)	-	-	-
Operating loss from continuing operations	(98,419)	(52,337)	(50,237)	(7,398)
Other expenses (income), net	(1)	1,116	(2)	-
Interest income	3,289	2,554	2,225	328
(Loss) income from equity method investments	(699)	(2,769)	4,338	639
Impairment of long-term investments	-	(33,706)	249	37
Loss before income tax	(95,830)	(85,142)	(43,427)	(6,394)
Income tax benefit	230	60	-	-
Net loss from continuing operations	(95,600)	(85,082)	(43,427)	(6,394)
Net income attributable to noncontrolling interests	189	1,236	546	80
Net loss attributable to 500.com Limited	(95,789)	(86,318)	(43,973)	(6,474)
Other comprehensive loss
Changes in unrealized gain	-	436	739	109
Foreign currency translation gain (loss)	10,195	(415)	(7,661)	(1,128)
Other comprehensive income (loss), net of tax	10,195	21	(6,922)	(1,019)
Comprehensive loss	(85,405)	(85,061)	(50,349)	(7,413)
Less: Comprehensive income attributable to noncontrolling interests and Redeemable noncontrolling interest	189	1,236	546	80
Comprehensive loss attributable to 500.com Limited	(85,594)	(86,297)	(50,895)	(7,493)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	429,912,365	430,009,704	430,014,891	430,014,891
Diluted	429,912,365	430,009,704	430,014,891	430,014,891

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss	(0.22)	(0.20)	(0.10)	(0.02)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss	(2.23)	(2.01)	(1.02)	(0.15)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(98,419)	(52,337)	(50,237)	(7,398)
Adjustment for share-based compensation expenses	15,175	18,649	12,626	1,860
Adjustment for impairment of goodwill	30,916	-	-	-
Adjusted operating loss from continuing operations (non-GAAP)	(52,328)	(33,688)	(37,611)	(5,538)

Net loss attributable to 500.com Limited	(95,789)	(86,318)	(43,973)	(6,474)
Adjustment for share-based compensation expenses	15,175	18,649	12,626	1,860
Adjustment for impairment of goodwill	30,916	-	-	-
Adjustment for Impairment of long-term investments	-	33,706	(249)	(37)
Adjustment for deferred tax benefit relating to valuation allowance	-	(60)	-	-
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(49,698)	(34,023)	(31,596)	(4,651)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	429,912,365	430,009,704	430,014,891	430,014,891
Diluted	429,912,365	430,009,704	430,014,891	430,014,891

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(0.12)	(0.08)	(0.07)	(0.01)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(1.16)	(0.79)	(0.73)	(0.11)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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